EXHIBIT 2.2



                                    EXHIBIT A

              FORM OF SCHEDULE FOR FUNDS NOT TRADED ON AN EXCHANGE

                              Schedule No. 2 to the
              Master Index License Agreement for Index Based Funds
                                     between
                               MSCI Inc. ("MSCI")
                                       and
                          Van Kampen Funds ("Licensee")
                   dated as of June 30, 2009 (the "Agreement")


Effective Date of this Schedule No. 2 is July 1, 2010. This Schedule shall not be effective until signed by both parties.

I. NAME OF THE INDEX(ES):

 MSCI EAFE Index

II. DESCRIPTION OF THE FUND(S)

Licensee may use the Index and Marks solely with respect to the Fund(s) listed in this Schedule No. 2.

A copy of the relevant prospectus or offering document of each Fund is attached hereto as Exhibit 1. The Fund(s) may not contain any share class other than those specified in the relevant prospectus or offering document attached hereto.

Name and Detailed Description of the Fund(s):

         EAFE SELECT 20 PORTFOLIO PRINCIPAL INVESTMENT STRATEGY

The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio follows a simple investment strategy: Begin with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index as detailed below, one of the most widely-used benchmarks for international investing. Screen these stocks to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. Rank the remaining stocks by market capitalization and select the top 75%. Buy the twenty highest dividend-yielding stocks and hold them for about one year. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

         THE CORE EQUITY ALLOCATION STRATEGY

The Portfolio seeks capital appreciation. The portfolio seeks to achieve its objective by investing in a portfolio of stocks. The portfolio invests in stocks of foreign and domestic companies selected by applying separate uniquely specialized strategies. The portfolio combines four investment strategies: the Large Cap Growth Strategy, the Large Cap Value Strategy, the "SMID" Strategy and the EAFE Select 20 Strategy. Each strategy makes up approximately one-fourth of the initial portfolio.

         ENHANCED INDEX STRATEGIES PORTFOLIO PRINCIPAL INVESTMENT STRATEGY

The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio invests in stocks of foreign and domestic companies selected by applying separate uniquely specialized strategies. The Portfolio combines six investment strategies: the Large Cap Growth Strategy, the Mid Cap Value Strategy, the Small Cap Strategy, The Dow Contrarian Strategy, the Nasdaq Select 10 Strategy, and the EAFE Select 20 Strategy. Each strategy makes up approximately one-sixth of the initial Portfolio.

         GLOBAL 45 DIVIDEND STRATEGY PORTFOLIO PRINCIPAL INVESTMENT STRATEGY

The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio invests in stocks of foreign and domestic companies selected by applying separate uniquely specialized strategies. The Portfolio combines three simple investment strategies: the Select 10 Industrial Strategy, the Select S&P Industrial Strategy, and the EAFE Select 20 Strategy.

         MULTI-STRATEGY SERIES: EAFE, EDVY PRINCIPAL INVESTMENT STRATEGY.

The Portfolio seeks to achieve its objective by investing in a portfolio of stocks. The Portfolio invests in stocks of foreign and domestic companies selected by applying separate uniquely specialized strategies. The Portfolio combines two simple investment strategies: the Dow Jones Select Dividend Index Strategy and the EAFE Select 20 Strategy.

Licensee may not materially change the description of any of the Funds without the prior written consent of MSCI.

Licensee will use MSCI approved Marks in the Composite Mark.

MSCI acknowledges and agrees that the Licensee marks are and will remain the exclusive property of Licensee, and that all goodwill that attaches to the Licensee marks as a result their use in the Composite Marks will redound to the exclusive benefit of Licensee. Licensee acknowledges and agrees that the MSCI Marks are and will remain the exclusive property of MSCI, and that all goodwill that attaches to the MSCI Marks as a result of their use by Licensee including, without limitation, in the Composite Marks, will redound to the exclusive benefit of MSCI.

The Composite Marks will be owned neither by Licensee nor MSCI. Neither party will register or apply for registration of the Composite Marks.

Upon termination of this Schedule, neither party will have ownership of or the right to use the Composite Marks. However, the parties' respective ownership rights will persist in the constituent MSCI Marks and Licensee Marks that together comprise the Composite Marks.

III. LICENSE FEES:

Licensee shall pay MSCI the following license fees for each of the Trusts identified above:

     o 4 bps of the average daily asset under management subject to the following Minimum Fees:

          o    EAFE Select 20 (100%): $30,000

          o    Core Equity Allocation Strategy (25%): $7,500

          o    Enhanced Index Strategies Portfolio ((16.67%): $7,500

          o    Global 45 Dividend (33%): $10,000

          o    Multi-Strategy Series Portfolio (50%): $15,000


The License Fees shall be calculated on a quarterly basis. At the end of each quarter, MSCI shall calculate the portion of the annual License Fee due for the applicable quarter based upon the above fee schedules with respect to the AUM of each Listed Fund (each a "Quarterly Listed Fund Fee"). Licensee shall pay the applicable Quarterly Listed Fund Fee each quarter, subject to the applicable Minimum Fee. The Minimum Fee is payable each year in four equal installments at the end of each quarter as necessary if the Quarterly Listed Fund Fee for the applicable quarter does not exceed one-fourth of the Minimum Fee. In each annual period, amounts paid in excess of the Quarterly Listed Fund Fees to satisfy the Minimum Fee requirements shall be credited towards the Quarterly Listed Fund Fees in subsequent quarters of such annual period in which the Minimum Fee requirements are exceeded, such that in each annual period Licensee shall always pay a License Fee equal to the greater of the Minimum Fee or the annual License Fees based on AUM as calculated in accordance with the table set forth above (subject to the Maximum Fee).

For purposes of illustration, consider a case where the minimum fees are $10,000 quarterly.

Q1. If AUM fees are $5,000, Licensee would pay $10,000

Q2. If AUM fees are $5,000, Licensee would pay $10,000

Q3. If AUM fees are $5,000, Licensee would pay $10,000

Q4. If AUM fees are $25,000, Licensee would pay $10,000.

Licensee would pay $40,000 because there would be a $5,000 credit for Q1 through Q3.

IV. SPECIAL CONDITIONS (IF ANY):


This Schedule No. 2 cancels and replaces all previous Schedules as of effective date set forth above.



IN WITNESS WHEREOF, the parties hereto have executed this Schedule No. 2 as of the effective date set forth above.

MSCI Inc.                                      VAN KAMPEN FUNDS

By: _________________________                  By: _____________________________
Name:                                          Name:
Title:                                         Title:



                                    EXHIBIT A
                              List of the Indices:

                                 MSCI EAFE Index



                            EXHIBIT 1 TO SCHEDULE __

               [copy of relevant prospectus or offering document]